Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT PRESENTS 53% INCREASE IN OPERATING INCOME IN
FIRST QUARTER 2009

Gross Margin reached 33.8% with adjusted EBITDA reaching record $6.0 million

OMER, Israel – May 7, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights

■	Revenues increase 25% reaching $22.3 million
■	Operating income increases 53% to $4.6 million
■	Adjusted EBITDA increases 50% to $6.0 million
■	Net income reaches $3.0 million; Adjusted net income totals $2.8 million
■	Introduce second quarter guidance; Adjust 2009 annual revenue guidance to the range of $95 – 100 million in light of longer implementation processes

Revenues for the first quarter of 2009 totaled $22.3 million, an increase of 25% compared to $17.8 million in the first quarter of 2008.

Gross profit for the first quarter of 2009 totaled $7.6 million, an increase of 38% compared to $5.5 million in the first quarter of 2008. Gross margins for the first quarter of 2009 increased to 33.8% compared with 30.6% in the first quarter of 2008.

Operating income for the first quarter of 2009 totaled $4.6 million, an increase of 53% compared to $3.0 million in the first quarter of 2008.

Net income on a GAAP basis for the first quarter of 2009 was $3.0 million, an increase of 15% compared to $2.6 million in the first quarter of 2008. Net income per diluted share on a GAAP basis was $0.17, compared to $0.15 in the first quarter of 2008.

Adjusted EBITDA for the first quarter of 2009 totaled $6.0 million, an increase of 50% compared to $4.0 million in the first quarter of 2008.

Adjusted net income for the first quarter of 2009 totaled $2.8 million, compared to $3.4 million in the first quarter of 2008. Adjusted net income per diluted share, totaled $0.16, compared to $0.20 in the first quarter of 2008. Adjusted net income and Adjusted net income per diluted share for the quarter were impacted by a significant increase in tax expenses compared to the first quarter of 2008, resulting from the effect on the Company’s cash and deposits of the substantial appreciation of the US dollar during the first quarter of 2009 compared to the substantial devaluation of the US dollar during the first quarter of 2008.

Backlog of signed agreements, as of March 31, 2009, totaled $177.8 million, compared to $185.7 million backlog of signed agreements as of December 31, 2008. During the quarter the Company added $23 million of new and renewed service agreements to the firm backlog, this increase was offset by the delivery of $19.6 million of revenues, the impact borne by the appreciation of the US dollar against the Euro. This was also offset by the termination of certain customer agreements, following breach of terms and conditions, including the Company’s proactive termination of certain agreements for breach of payment terms.

Cash, cash equivalents and marketable securities as at March 31, 2009 were $47.1 million, compared with $46.6 million as at December 31, 2008. During the quarter, the Company generated $2.5 million in operating cash flow and announced a dividend of $5.5 million that was paid out in April 2009.

David Rivel, founder and CEO of RRsat commented, “The first quarter of 2009 was another strong quarter for RRsat in terms of record revenues and ever growing gross and operating profits. During the quarter, we continued to see demand for our services, signing and renewing a total of $23 million of agreements with both new and existing customers. The macro economical environment, drawing a lengthening of implementation cycles paired with our proactive decision to cancel certain agreements following breach of payment terms, drew slightly lower than anticipated revenues. This was offset however by our prudent cost management which enabled us to present a strong increase in both gross profit and gross margin.”

“We continue to lay the foundations for long term growth, moving ahead with the integration of our acquired teleports, and, several weeks ago, launched our innovative RRsat Global Internet TV, offering a global, managed, end-to-end television service solution to all viewing mediums including television, computers and mobile devices, over the Internet. Since the launch, we have witnessed substantial excitement and view this service as an important growth driver in years to come, enabling broadcasters worldwide to reach new untapped regions and households.”

“Looking ahead to 2009, the macroeconomic market is both creating opportunities that we have not seen before as well as posing challenges, requiring diligent navigation and cost efficiencies. Our backlog of $178 million, granting us visibility into 2010, paired with our strong cash position of over $47 million, grant us the confidence in our long term growth. However, due to the lengthening of processes as well as our decision to cancel agreements, we have decided to adopt a cautious approach and are adjusting our 2009 annual revenues guidance to be in the range of $95 – $100 million. Revenues in the second quarter of 2009 are expected to be in the range of $22.5 – $23.0 million, representing a sequential increase over the first quarter of 2009.” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, May 7, 2009 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-723-3164	UK Dial-in Number: 0-808-101-2717
Israel Dial-in Number: 03-918-0610	International Dial-in Number: +972-3-918-0610

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.RRsat.com. In addition, a telephone replay will be available for two days following the call. To access the replay dial one of the following: 1 888 782 4291 (US) and +972 3 925 5925 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base,(iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, and (v) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Revenues	$22,321	$17,839	$78,993

Cost of revenues	14,767	12,373	53,477

Gross profit	7,554	5,466	25,516

Operating expenses

Sales and marketing	1,367	901	3,914

General and administrative	1,610	1,573	6,582

Total operating expenses	2,977	2,474	10,496

Operating income	4,577	2,992	15,020

Interest and marketable securities income	249	377	1,111

Currency fluctuation and other financing income, net	(133)	181	177

Changes in fair value of embedded currency conversion derivatives	443	(988)	1,342

Other income, net	22	-	10

Income before taxes on income	5,158	2,562	17,660

Income taxes	(2,164)	21	(4,228)

Net income	$2,994	$2,583	$13,432

RRsat Global Communications Network Ltd. and its Subsidiaries Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands

	Three months ended
	March 31 2009	March 31 2008

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$2,994	$2,583
Non-cash equity-based compensation charge	104	104
Changes in fair value of embedded currency conversion derivatives	(443)	988
Change in deferred tax on embedded derivatives	115	(267)

Adjusted net income	$2,770	$3,408

Adjusted net income per diluted ordinary share	$0.16	$0.20

Reconciliation of Net Income to Adjusted EBITDA:

Net income - as reported	$2,994	$2,583
Interest and marketable securities income	(249)	(377)
Currency fluctuation and other financial (income) expenses, net	133	(181)
Other Income, net	(22)	-
Changes in fair value of embedded currency conversion derivatives	(443)	988
Income tax expense	2,164	(21)
Non-cash equity-based compensation charge	104	104
Depreciation and amortization	1,312	868

Adjusted EBITDA	$5,993	$3,964

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets

In thousands, except share data

	March 31 2009	December 31 2008

Current assets
Cash and cash equivalents	$28,877	$34,749
Short term deposits	3,909	-
Marketable securities	6,513	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,362
and $2,188 as of March 31, 2009 and December 31, 2008 respectively)	13,479	11,227
Other	580	417
Related parties	8	-
Fair value of embedded currency conversion derivatives	2,374	2,234
Deferred taxes	492	552
Prepaid expenses	1,566	1,390

Total current assets	57,798	56,671

Deposits and long-term receivables	1,790	1,791

Marketable securities	7,844	5,743

Long term prepaid expenses	7,858	7,897

Assets held for employee severance payments	1,160	1,305

Fixed assets, at cost, less accumulated depreciation and amortization	27,052	25,993

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,285	1,353

Total assets	$108,521	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets (cont'd)

In thousands except share data

	March 31 2009	December 31 2008

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade	$10,621	$8,709
Other	2,436	1,944
Declared dividend	5,538	-
Fair value of embedded currency
conversion derivatives	902	1,205
Related parties	25	25
Deferred income	4,159	5,440

Total current liabilities	23,681	17,323

Long - term liabilities
Deferred income	6,849	6,689
Liability in respect of employee severance payments	1,318	1,378
Deferred taxes	704	747

Total long - term liabilities	8,871	8,814

Total liabilities	32,552	26,137

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of March 31, 2009 and December 31, 2008; 17,306,783
shares issued and fully paid as of March 31, 2009
and December 31, 2008)	40	40
Additional paid in capital	52,210	52,106
Retained earnings	23,765	26,309
Accumulated other comprehensive loss	(46)	(105)

Total shareholders' equity	$75,969	$78,350

Total liabilities and shareholders' equity	$108,521	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Cash flows from operating activities
Net income	$2,994	$2,583	$13,432
Adjustments required to reconcile net income to
net cash provided by operating activities

Depreciation and amortization	1,312	868	3,971
Provision for losses in account receivable	174	155	972
Deferred taxes	(4)	(291)	324
Discount accretion and premium amortization
of held- to- maturity securities, net	47	(237)	(635)
Discount accretion and premium amortization
of available- for- sale securities, net	(89)	(42)	(246)
Changes in liability for employee severance payments, net	85	128	49
Capital gains on sale of fixed assets, net	(22)	-	(10)
Stock- based compensation	104	104	415
Changes in fair value of embedded currency conversion derivatives	(443)	988	(1,342)

Changes in assets and liabilities:

Loss (profit) from trading securities, net	(96)	(150)	551
Decrease (increase) in account receivable - trade	(2,427)	1,657	(1,778)
Decrease (increase) in related parties, net	(8)	(22)	13
Decrease (increase) in account receivable - other	(164)	(482)	101
Increase in prepaid expenses	(176)	(1,229)	(471)
Increase in deposits and long-term receivables	1	(422)	(687)
Increase in account payables	2,322	211	3,886
Increase (decrease) in deferred income	(1,121)	(193)	1,769

Net cash provided by operating activities	$2,489	$3,626	$20,314

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows (cont'd)

In thousands

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Cash flows from investing activities
Investment in fixed assets	$(2,209)	$(1,954)	$(11,026)
Investment in other assets	-	(10)	(195)
Investment in short term seposits	(3,909)	-	-
Business combination	-	-	(15,573)
Investments in securities available- for- sale	(5,542)	(8,893)	(21,689)
Decrease in trading securities, net	50	433	1,877
Proceeds from securities available- for- sale	-	2,000	18,707
Proceeds from securities held to maturity	3,198	8,825	24,462
Proceeds from sale of fixed assets	51	-	15

Net cash provided by (used in) investing activities	$(8,361)	$401	$(3,422)

Cash flows from financing activities
Dividend paid	$-	$-	$(10,552)

Net cash used in financing activities	$-	$-	$(10,552)

Increase (decrease) in
cash and cash equivalents	$(5,872)	$4,027	$6,340

Balance of cash and cash equivalents at beginning of period	34,749	28,409	28,409

Balance of cash and cash equivalents at end of period	$28,877	$32,436	$34,749

A. Non-cash transactions

Investment in fixed assets	$390	$110	$306

Declared dividend	$5,538	$-	$-

B. Supplementary cash flow information

Income taxes paid	$1,585	$907	$3,392